UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 2019

Commission File Number 1-14966

CNOOC Limited

(Translation of registrant’s name into English)

65th Floor

Bank of China Tower

One Garden Road

Central, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOOC Limited

By:	/s/ Xiaonan Wu
Name:	Xiaonan Wu
Title:	Joint Company Secretary

Date: March 21, 2019

EXHIBIT INDEX

Exhibit No.	Description

99.1	Announcement entitled “2018 Annual Results Announcement”
99.2	Press release entitled “Reserves and Production Steadily Expanded Net Profit Significantly Increased”

Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock Code: 00883)

2018 Annual Results Announcement

CHAIRMAN’S STATEMENT

Dear shareholders,

History cruises through magnificent waves, the tide of times surges endlessly. The year of 2018 was an exceptional twelve months for CNOOC Limited, and we are ready to seize key opportunities in 2019.

The global economy faced strong headwinds during 2018, with international oil prices fluctuating and falling sharply after a rebound. However, facing a variety of uncertainties, CNOOC Limited continued to focus on its own development, expanded its oil and gas reserves and production at a steady pace, strengthened its cost control and achieved remarkable results.

The past year for CNOOC Limited was both a period of pioneering and innovative development and a year of growth and prosperity. In 2018, we successfully achieved our production targets, with our net oil and gas production reaching 475 million barrels of oil equivalent (BOE). In terms of exploration, 17 commercial discoveries were made and 17 successful appraisals of oil and gas structures were achieved. In offshore China, multiple high-quality mid-to-large size oil and gas fields, including Bozhong 19-6 and Bozhong 29-6, were successfully appraised. Going forward, Bozhong 19-6 gas field is expected to play an important role in ensuring a clean energy supply in the Bohai Rim Region. In overseas, 12 discoveries in total were made in the Stabroek block in Guyana. CNOOC Limited’s reserve replacement ratio reached 126% and its reserve life improved to 10.5 years in 2018. These further strengthened the Company’s resource foundation for sustainable development in the future.

In 2018, CNOOC Limited’s profitability further enhanced. The Company’s oil and gas sales revenue amounted to RMB185.9 billion, with the net profit reaching RMB52.7 billion. In order to share our remarkable results with our shareholders, the Board of Directors recommended the payment of a final dividend of HK$0.40 (tax inclusive) per share for 2018.

History nurtures those who are determined, progressive, and committed to fight against adversity. China National Offshore Oil Corporation, our parent company, was established and has flourished during the period of China’s Reform and Opening. As a sustainable energy supplier and shareholder value creator, CNOOC Limited inherited the powerful traits of its parent company to forge forward.

It’s our responsibility and inherent dynamics to provide energy for the development of society. It has been our primary goal to expand reserves and production. Our net production jumped from less than 300,000 BOE per day when we were listed in 2001 to approximately 1.3 million BOE per day in 2018. Net proved reserves increased from 1.8 billion BOE to 4.96 billion BOE and total assets increased from RMB44.3 billion to RMB678.8 billion. The Company’s scope of operation and scale of assets also expanded steadily, and our overall strength resulted in healthy growth across the oil price cycles.

The rapid pace of our growth over the years has won numerous acclaims. We will, however, continue to ensure that the increase in production volume would not affect our pursuit of high quality development. As a daring and pioneering Company, CNOOC Limited launched the “Year of Quality and Efficiency” program in early 2014, which focuses on cost control through technological and management innovation. Five years later, with the support of all the employees, our efforts from the programme have yielded positive results. In 2018, we achieved cost reduction for the fifth consecutive year, with all-in cost of US$30.39 per BOE. Looking forward, we are confident and ready to take on bigger challenges. We will continue to promote the long-term mechanism of quality and efficiency enhancement, strengthen our core competitiveness, and facilitate the collaborative and simultaneous promotion of quality and scale to accomplish synergetic development.

“High Quality Development”, “Winning the Blue Sky Defense Battle” and “Stabilizing Bohai’s Production at 30 million tons for Another Decade”, etc. are just some popular slogans in 2018 of the Company you may have aware. We are committed to defining our own future and embarking on the road to success through continuous hard work. In order to accomplish its core missions, CNOOC Limited will continue to explore mid-to-large size oil and gas fields and make efforts on both oil and gas exploration, aiming at making bigger and more discoveries in China and overseas. We will also adhere to green and low-carbon concepts to ensure the development of new oil and gas fields, deepen our reforms and innovation and continue to improve our operation efficiency.

We used to be proud of being an offshore “special economic zone”. Today, we are at a critical moment as we are facing more challenges when we ascend on our path towards the further development of the Company. We have faced many challenges during the course of our development over the past three decades and we have dealt with them by maintaining high quality development and resolving problems with effective reforms. We will continue to do so in the future.

Looking ahead, CNOOC Limited will continue to adhere to low-carbon development strategies: vigorously develop our natural gas business and actively explore opportunities of renewable energy such as offshore wind power. This is not only a new requirement of the construction of “Beautiful China”, but is also an integral part of CNOOC Limited’s development strategy. As we have entered the digital era, ensuring a successful digital transformation is an important requirement for each and every enterprise. Applying new technologies such as big data, cloud computing, and artificial intelligence to cultivate new kinetic energy will help to break bottlenecks that we have not been able to crack for many years. We will work hard to turn challenges into opportunities and turn every incoming storm into a driving force to propel us forward.

At the same time, CNOOC Limited will always make health, safety and environmental protection its top priority and actively fulfil its social responsibilities. As the scale of production continues to increase, our occupational safety record maintained at a high level while ensuring production safety remains an important part of our corporate culture. Moreover, we have always been a responsible corporate citizen and have endeavoured to giving back to the society with solid actions as demonstrated by our strong presence in many areas, including medical care, marine rescue and marine development. In 2018, CNOOC Limited ranked sixth in Forbes’ Global 2000 list of the World’s Best Employers. It is the only energy company and the only Chinese company among the top 10 entries, reflecting a wide recognition of the Company by our employees and the society.

In 2018, Mr. Liu Jian resigned as the Vice Chairman and a Non-executive Director of the Company. Mr. Wu Guangqi resigned as a Non-executive Director and Mr. Wang Dongjin was appointed as the Vice Chairman and a Non-executive Director of the Company. On behalf of the Board of Directors, I would like to express my gratitude to Mr. Liu and Mr. Wu for their contributions to the Company’s development during their tenure and welcome Mr. Wang to the Board of Directors.

Only those who are dedicated can go far, and only those who have an inquisitive mind can innovate. When the new dawn emerges from the eastern horizon, CNOOC Limited has already set sail on a new journey, leading the way to overcome difficulties, meet challenges, and chart the brightest passage for the future of the Company.

Yang Hua

Chairman

Hong Kong, 21 March 2019

CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

YEAR ENDED 31 DECEMBER 2018

(All amounts expressed in millions of Renminbi, except per share data)

	Notes	2018	2017

REVENUE
Revenue recognised from contracts with customers
Oil and gas sales	3	185,872	151,888
Marketing revenues	3	35,830	28,907
Other revenue		5,261	5,595

		226,963	186,390

EXPENSES
Operating expenses		(24,251)	(24,282)
Taxes other than income tax		(9,127)	(7,210)
Exploration expenses		(12,924)	(6,881)
Depreciation, depletion and amortisation	5	(50,640)	(61,257)
Special oil gain levy		(2,599)	(55)
Impairment and provision	5	(567)	(9,130)
Crude oil and product purchases		(33,558)	(27,643)
Selling and administrative expenses		(7,286)	(6,861)
Others		(5,772)	(6,021)

		(146,724)	(149,340)

PROFIT FROM OPERATING ACTIVITIES		80,239	37,050
Interest income	5	796	653
Finance costs	6	(5,037)	(5,044)
Exchange (losses)/gains, net		(141)	356
Investment income	5	3,685	2,409
Share of profits of associates		406	302
(Loss)/profit attributable to a joint venture		(5,593)	553
Other income, net		822	78

PROFIT BEFORE TAX	5	75,177	36,357
Income tax expense	7	(22,489)	(11,680)

PROFIT FOR THE YEAR ATTRIBUTABLE TO OWNERS OF THE PARENT		52,688	24,677

OTHER COMPREHENSIVE INCOME/(EXPENSE)
Items that may be subsequently reclassified to profit or loss
Exchange differences on translation of foreign operations		8,638	(10,121)
Share of other comprehensive income of associates		16	36
Other items that will not be reclassified to profit or loss
Fair value change on equity investments designated as at fair value through other comprehensive income/(expense)		278	(542)
Others		80	54

OTHER COMPREHENSIVE INCOME/(EXPENSE) FOR THE YEAR, NET OF TAX		9,012	(10,573)

TOTAL COMPREHENSIVE INCOME FOR THE YEAR ATTRIBUTABLE TO OWNERS OF THE PARENT		61,700	14,104

EARNINGS PER SHARE ATTRIBUTABLE TO OWNERS OF THE PARENT
Basic (RMB Yuan)	8	1.18	0.55
Diluted (RMB Yuan)	8	1.18	0.55

Details of the dividends proposed and paid for the year are disclosed in note 9.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

31 DECEMBER 2018

(All amounts expressed in millions of Renminbi)

	Notes	2018	2017
NON-CURRENT ASSETS
Property, plant and equipment		407,337	395,868
Intangible assets		15,717	15,070
Investments in associates		4,433	4,067
Investment in a joint venture		20,268	25,079
Equity investments		4,048	3,540
Deferred tax assets	7	27,412	25,509
Other non-current assets		9,482	9,248

Total non-current assets		488,697	478,381

CURRENT ASSETS
Inventories and supplies		5,852	7,354
Trade receivables	10	21,686	20,787
Equity investments		-	14
Other financial assets		125,283	74,344
Other current assets		9,069	8,387
Time deposits with maturity over three months		13,760	15,380
Cash and cash equivalents		14,432	12,572

Total current assets		190,082	138,838

CURRENT LIABILITIES
Loans and borrowings	12	7,042	13,892
Trade and accrued payables	11	32,686	26,713
Contract liabilities		2,036	-
Other payables and accrued liabilities		12,777	14,106
Taxes payable		15,701	6,701

Total current liabilities		70,242	61,412

NET CURRENT ASSETS		119,840	77,426

TOTAL ASSETS LESS CURRENT LIABILITIES		608,537	555,807

NON-CURRENT LIABILITIES
Loans and borrowings	12	132,479	118,358
Provision for dismantlement		54,159	52,893
Deferred tax liabilities	7	3,178	3,303
Other non-current liabilities		1,356	1,278

Total non-current liabilities		191,172	175,832

NET ASSETS		417,365	379,975

EQUITY
Equity attributable to owners of the parent
Issued capital	13	43,081	43,081
Reserves		374,284	336,894

TOTAL EQUITY		417,365	379,975

YUAN Guangyu Director	XU Keqiang Director

NOTES

31 DECEMBER 2018

(All amounts expressed in millions of Renminbi unless otherwise stated)

1.	CORPORATE INFORMATION

CNOOC Limited (the “Company”) was incorporated in the Hong Kong Special Administrative Region (“Hong Kong”) of the People’s Republic of China (the “PRC”) on 20 August 1999 to hold the interests in certain entities thereby creating a group comprising the Company and its subsidiaries (hereinafter collectively referred to as the “Group”). During the year, the Group was principally engaged in the exploration, development, production and sale of crude oil and natural gas.

The registered office address of the Company is 65/F, Bank of China Tower, 1 Garden Road, Hong Kong.

In the opinion of the directors of the Company (the “Directors”), the parent and the ultimate holding company of the Company is China National Offshore Oil Corporation, a company established in the PRC.

2.1	STATEMENT OF COMPLIANCE

These financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRSs”) issued by the International Accounting Standards Board (the “IASB”), Hong Kong Financial Reporting Standards (“HKFRSs”) issued by the Hong Kong Institute of Certified Public Accountants (the “HKICPA”), the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) and the Companies Ordinance (Cap. 622 of the Laws of Hong Kong) (the “Companies Ordinance”).

The financial information relating to the years ended 31 December 2018 and 2017 included in this announcement does not constitute the Company’s statutory annual consolidated financial statements for those years but is derived from those financial statements. Further information relating to these statutory financial statements required to be disclosed in accordance with section 436 of the Companies Ordinance is as follows:

The Company has delivered the financial statements for the year ended 31 December 2017 to the Registrar of Companies as required by section 662(3) of, and Part 3 of Schedule 6 to, the Companies Ordinance and will deliver the financial statements for the year ended 31 December 2018 in due course.

The Company’s auditor has reported on the financial statements of the Group for both years. The auditor’s reports were unqualified; did not include a reference to any matters to which the auditor drew attention by way of emphasis without qualifying its reports; and did not contain a statement under sections 406(2), 407(2) or (3) of the Companies Ordinance.

2.2	CHANGES IN ACCOUNTING POLICIES AND DISCLOSURES

The IASB has issued a number of new and amendments to IFRSs that are first effective for the current accounting year commencing 1 January 2018 or later but available for early adoption. The equivalent new and amendments to HKFRSs consequently issued by the HKICPA have the same effective dates as those issued by the IASB and are in all material aspects identical to the pronouncements issued by the IASB.

2.2	CHANGES IN ACCOUNTING POLICIES AND DISCLOSURES (continued)

The accounting policies adopted are consistent with those of the year ended 31 December 2017, except for the first time adoption of the new and amendments to IFRSs/HKFRSs effective for the Group’s financial year beginning on 1 January 2018. Except as described below, the application of the new and amendments to IFRSs/HKFRSs in the current year has had no material impact on the accounting policies, the disclosures or the amounts recognised in the consolidated financial statements of the Group.

(i)   IFRS 15/HKFRS 15 Revenue from Contracts with Customers

The Group has applied IFRS 15/HKFRS 15 for the first time in the current year. IFRS 15/HKFRS 15 superseded IAS 18/HKAS 18 Revenue, IAS 11/HKAS 11 Construction Contracts and the related interpretations.

The Group has applied IFRS 15/HKFRS 15 retrospectively with the cumulative effect of initially applying this standard recognised at the date of initial application, 1 January 2018. Any difference as at the date of initial application has been recognised as an adjustment to the opening retained earnings and comparative information has not been restated. Furthermore, in accordance with the transition provisions in IFRS 15/HKFRS 15, the Group has elected to apply the standard retrospectively only to contracts that were not completed at 1 January 2018. Accordingly, certain comparative information may not be comparable as comparative information was prepared under IAS 18/HKAS 18 Revenue and the related interpretations.

The Group’s major sources of revenues are revenues from oil and gas sales and marketing revenues.

The major change identified is the accounting for revenues relating to oil and gas sales in which the Group has an interest with joint operation partners. Oil and gas lifted and sold by the Group above or below the Group's participating interests in the production sharing contracts results in overlifts and underlifts. From 1 January 2018, the Group has ceased recording these transactions in accordance with the entitlement method. The Group recognises revenues when sales are made to customers.

The Group has entered into natural gas sale contracts with customers, which contain take-or-pay clauses. Under these contracts, the Group makes a long term supply commitment in return for a commitment from the customer to pay for minimum quantities, whether or not the customer takes delivery. Payments received from customers for natural gas not yet taken are recorded as contract liabilities.

Summary of effects arising from initial application of IFRS 15/HKFRS 15

The following table summarises the impact of transition to IFRS 15/HKFRS 15 on retained earnings as at 1 January 2018.

Impact of IFRS 15/HKFRS 15 application
at 1 January 2018

Retained earnings:
The impact of overlifts or underlifts, net of tax	(1,218)

Impact at 1 January 2018	(1,218)

2.2	CHANGES IN ACCOUNTING POLICIES AND DISCLOSURES (continued)

(i)   IFRS 15/HKFRS 15 Revenue from Contracts with Customers (continued)

Summary of effects arising from initial application of IFRS 15/HKFRS 15 (continued)

The following adjustments were made to the amounts recognised in the consolidated statement of financial position at 1 January 2018. Line items that were not affected by the changes have not been included.

	Carrying amounts previously reported at 31 December 2017	Reclassification	Remeasurements	Carrying amounts under IFRS 15/HKFRS 15 at 1 January 2018

CURRENT ASSETS
Trade receivables	20,787	-	(1,317)	19,470

NON-CURRENT ASSETS
Deferred tax assets	25,509	-	9	25,518

CURRENT LIABILITIES
Contract liabilities	-	2,909	-	2,909
Other payables and accrued
liabilities	14,106	(2,909)	-	11,197
Taxes payable	6,701	-	(91)	6,610

NON-CURRENT LIABILITIES
Deferred tax liabilities	3,303	-	1	3,304

NET ASSETS	379,975	-	(1,218)	378,757

The following tables summarise the impacts of applying IFRS 15/HKFRS 15 on the Group's consolidated statement of financial position as at 31 December 2018 and its consolidated statement of profit or loss and other comprehensive income and its consolidated statement of cash flows for the current year for each of the line items affected. Line items that were not affected by the changes have not been included.

	As reported	Adjustments	Amounts without application of IFRS 15/HKFRS 15

Revenue-Oil and gas sales	185,872	(335)	185,537
Expenses -Operating expenses	(24,251)	32	(24,219)
-Depreciation, depletion and amortisation	(50,640)	(2)	(50,642)
Profit before tax	75,177	(305)	74,872
Income tax expense	(22,489)	99	(22,390)
Profit for the year attributable to owners of the parent	52,688	(206)	52,482
Total comprehensive income for the year attributable to owners of the parent	61,700	(206)	61,494

2.2	CHANGES IN ACCOUNTING POLICIES AND DISCLOSURES (continued)

(i)   IFRS 15/HKFRS 15 Revenue from Contracts with Customers (continued)

Summary of effects arising from initial application of IFRS 15/HKFRS 15 (continued)

	As reported	Adjustments	Amounts without application of IFRS 15/HKFRS 15

CURRENT ASSETS
Trade receivables	21,686	(440)	21,246

NON-CURRENT ASSETS
Deferred tax assets	27,412	(2)	27,410

CURRENT LIABILITIES
Trade and accrued payables	32,686	(134)	32,552
Contract liabilities	2,036	(2,036)	-
Other payables and accrued liabilities	12,777	2,036	14,813
Taxes payable	15,701	(103)	15,598

NON-CURRENT LIABILITIES
Deferred tax liabilities	3,178	1	3,179

NET ASSETS	417,365	(206)	417,159

	As reported	Adjustments	Amounts without application of IFRS 15/HKFRS 15

OPERATING ACTIVITES
Profit before tax	75,177	(305)	74,872
Adjustment for depreciation, depletion and amortisation	50,640	2	50,642
Increase in trade receivables and other current assets	(988)	440	(548)
Increase in trade and accrued payables, contract liabilities and other payables and accrued liabilities	21	(137)	(116)

Cash generated from operations	139,354	-	139,354

(ii)  IFRS 9/HKFRS 9 Financial Instruments

In the current year, the Group has applied expected credit losses (“ECL”) model for financial assets in accordance with IFRS 9/HKFRS 9 Financial Instruments and the related consequential amendments to other IFRSs/HKFRSs.

The Group has applied IFRS 9/HKFRS 9 in accordance with the transition provisions set out in IFRS 9/HKFRS 9, i.e. applying the relevant requirements (other than those early adopted by the Group in previous year) retrospectively to instruments that have not been derecognised as at 1 January 2018 (the date of initial application) and not applying the requirements to instruments that have already been derecognised as at 1 January 2018. The difference between carrying amounts as at 31 December 2017 and the carrying amounts as at 1 January 2018 is recognised in the opening retained earnings, without restating comparative information.

The application of IFRS 9/HKFRS 9 does not have any material impact on the consolidated financial statements of the Group.

3.	OIL AND GAS SALES AND MARKETING REVENUES

	2018	2017

Gross sales	191,281	156,304
Less: Royalties	(4,215)	(3,226)
PRC government’s share of oil	(1,194)	(1,190)

Oil and gas sales	185,872	151,888

Marketing revenues	35,830	28,907

4.	SEGMENT INFORMATION

(a)	Segment results

The Group is engaged worldwide in the upstream operating activities of the conventional oil and gas, shale oil and gas, oil sands and other unconventional oil and gas business. The Group reports the business through three operating and reporting segments: exploration and production (“E&P”), trading business and corporate. The division of these operating segments is made because the Group’s chief operating decision makers make decisions on resource allocation and performance evaluation by reviewing the financial information of these operating segments. The geographical information is separately disclosed in (b).

The following table presents the segment financial information of the Group for the years ended 31 December 2018 and 2017.

	E&P		Trading business		Corporate		Eliminations		Consolidated

	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017

External revenue	173,923	142,429	52,610	43,618	430	343	-	-	226,963	186,390
Intersegment revenue*	16,805	14,737	(16,805)	(14,737)	176	84	(176)	(84)	-	-

Total revenue	190,728	157,166	35,805	28,881	606	427	(176)	(84)	226,963	186,390

Segment profit for the year	53,948	23,863	1,894	808	4,581	6,391	(7,735)	(6,385)	52,688	24,677

Amounts included in the measure of segment profit or loss
Operating expenses	(24,268)	(24,282)	-	-	-	-	17	-	(24,251)	(24,282)
Taxes other than income tax	(9,072)	(7,169)	-	-	(55)	(41)	-	-	(9,127)	(7,210)
Exploration expenses	(12,990)	(6,896)	-	-	-	-	66	15	(12,924)	(6,881)
Depreciation, depletion and amortisation	(50,360)	(60,834)	(55)	(67)	(301)	(423)	76	67	(50,640)	(61,257)
Impairment and provision	(560)	(9,161)	-	-	(7)	31	-	-	(567)	(9,130)
Selling and administrative expenses	(5,216)	(4,966)	(296)	(269)	(1,816)	(1,654)	42	28	(7,286)	(6,861)
Interest income	476	315	3	-	1,385	1,571	(1,068)	(1,233)	796	653
Finance costs	(3,923)	(3,274)	(1)	(1)	(2,181)	(3,011)	1,068	1,242	(5,037)	(5,044)
Share of profits of associates and (loss)/ profit attributable to a joint venture	(2)	(88)	-	-	(5,185)	943	-	-	(5,187)	855
Income tax expense	(23,559)	(11,236)	(4)	(3)	1,074	(441)	-	-	(22,489)	(11,680)

Other segment information:
Investments in associates and a joint venture	661	655	-	-	24,040	28,491	-	-	24,701	29,146
Others	482,463	457,780	3,154	3,588	401,290	340,329	(232,829)	(213,624)	654,078	588,073

Segment assets	483,124	458,435	3,154	3,588	425,330	368,820	(232,829)	(213,624)	678,779	617,219

Segment liabilities	(331,313)	(301,167)	(2,125)	(2,375)	(138,232)	(124,794)	210,256	191,092	(261,414)	(237,244)

Capital expenditure	69,927	52,790	-	-	542	421	-	-	70,469	53,211

*	Certain oil and gas produced by the E&P segment are sold via the trading business segment. For the Group’s chief operating decision maker’s assessment of segment performance, these revenues are reclassified back to E&P segment.

4.	SEGMENT INFORMATION (continued)

(b)	Geographical information

The Group mainly engages in the exploration, development, production and sale of crude oil and natural gas in offshore China, Canada, the United States of America, the United Kingdom, Nigeria, Argentina, Indonesia, Uganda, Iraq, Brazil, Guyana and Australia etc.

In presenting the Group’s geographical information, revenues from external customers are based on the location of the Group’s customers, and non-current assets are attributed to the segments based on the location of the Group’s assets 68% (2017: 65%) of the Group’s revenues are generated from PRC customers, and revenues generated from customers in other locations are individually less than 10%.

The following table presents certain non-current assets information for the Group’s geographical information for the years ended 31 December 2018 and 2017

	PRC		Canada		Others		Consolidated

	2018	2017	2018	2017	2018	2017	2018	2017

Property, plant and equipment	167,800	162,027	92,386	95,552	147,151	138,289	407,337	395,868
Investments in associates and a joint venture	3,947	3,680	-	-	20,754	25,466	24,701	29,146
Other non-current assets	8,767	8,502	636	605	79	141	9,482	9,248

(c)	Information about major customers

The current year’s revenue of approximately RMB15,841 million (2017: RMB11,957 million) was derived from sales by the E&P segment and the trading business segment to PetroChina Company Limited.

5.	PROFIT BEFORE TAX

The Group’s profit before tax is arrived at after (crediting)/charging:

	2018	2017

Crediting:
Interest income from bank deposits	(796)	(653)

Investment income:
– Fair value changes on other financial assets	(3,685)	(2,409)

Insurance compensation on disposal of property, plant and equipment	(611)	(110)

Charging:
Auditors’ remuneration:
– Audit fee	52	51
– Other fees	7	5

	59	56

Employee wages, salaries, allowances and social security costs	8,284	6,517

Impairment and provision:
– Property, plant and equipment	125	8,639
– Trade receivables	-	212
– Others	442	279

	567	9,130

Depreciation, depletion and amortisation:
– Property, plant and equipment	50,631	60,802
– Intangible assets	374	854
– Less: Net amount capitalised	(365)	(399)

	50,640	61,257

Operating lease rentals:
– Office properties	657	639
– Plant and equipment	1,563	1,560

	2,220	2,199

Repairs and maintenance	4,595	4,800

Research and development costs	2,311	1,739

Loss on disposal of property, plant and equipment	78	116

6.	FINANCE COSTS

	2018	2017

Interest on bank loans	21	169
Interest on other loans	5,280	5,207
Other borrowing costs	14	18

Total borrowing costs	5,315	5,394
Less: Amount capitalised in property, plant and equipment	(2,838)	(2,495)

	2,477	2,899

Other finance costs:
Unwinding of discount on provision for dismantlement	2,560	2,145

	5,037	5,044

During the year ended 31 December 2018, the effective interest rates used to determine the amount of related borrowing costs for capitalisation varied from 0.95% to 7.875% (2017: from 0.95% to 7.875%) per annum.

7.	INCOME TAX

An analysis of the tax expense in the Group’s consolidated statement of profit or loss and other comprehensive income is as follows:

	2018	2017

Current tax
Provision for PRC enterprise income tax on the estimated taxable profits for the year	18,132	11,472
Provision for overseas enterprise income tax on the estimated taxable profits for the year	5,043	4,390

Deferred tax
Temporary differences in the current year	(686)	(7,558)
Effect of changes in tax rates	-	3,376

Income tax expense for the year	22,489	11,680

7.	INCOME TAX (continued)

A reconciliation of the PRC statutory corporate income tax rate to the effective income tax rate of the Group is as follows:

	2018	2017
	%	%

PRC statutory enterprise income tax rate	25.0	25.0
Effect of different tax rates for overseas subsidiaries	7.0	(1.6)
Effect of changes in tax rates	-	9.4
Tax credit from the government	(0.8)	(2.7)
Tax reported in equity-accounted entities in China	(0.2)	(0.2)
Tax losses previously not recognised	(0.2)	-
Others	(0.9)	2.2

Group’s effective income tax rate	29.9	32.1

The movements of deferred tax liabilities net of deferred tax assets are as follows:

2018

At 31 December 2017	(22,206)
Credit to the profit or loss	(686)
Changes in tax rates	-
Charge to other comprehensive income	(190)
Exchange differences	(1,152)

At 31 December 2018	(24,234)

2017

At 31 December 2016	(19,174)
Credit to the profit or loss	(7,558)
Changes in tax rates	3,376
Charge to other comprehensive income	7
Exchange differences	1,143

At 31 December 2017	(22,206)

8.	EARNINGS PER SHARE

	2018	2017

Earnings:
Profit for the purpose of basic and diluted earnings per share calculation	52,688	24,677

Number of shares:
Number of ordinary shares for the purpose of basic earnings per share calculation	44,647,455,984	44,647,455,984
Effect of dilutive potential ordinary shares under the share option schemes	8,566,982	4,101,969

Weighted average number of ordinary shares for the purpose of diluted earnings per share	44,656,022,966	44,651,557,953

Earnings per share:
Basic (RMB Yuan)	1.18	0.55
Diluted (RMB Yuan)	1.18	0.55

9.	DIVIDENDS

	2018	2017

Dividend per ordinary share:
2018 interim dividend – HK$0.30 (2017: interim dividend HK$0.20) per ordinary share	11,890	7,601
2017 final dividend – HK$0.30 (2016: final dividend HK$0.23) per ordinary share	11,633	8,847
2018 final dividend proposed at HK$0.40 (2017: final dividend proposed at HK$0.30) per ordinary share by the Board of Directors – not recognised as a liability as at the end of the year	15,221	10,830

Pursuant to the Enterprise Income Tax Law of the People’s Republic of China and related laws and regulations, the Company is regarded as a Chinese Resident Enterprise, and thus is required to withhold corporate income tax at the rate of 10% when it distributes dividends to its non-resident enterprise (as defined in the “Enterprise Income Tax Law of the People’s Republic of China”) shareholders, with effect from the distribution of the 2008 final dividend. In respect of all shareholders whose names appear on the Company’s register of members and who are not individuals (including HKSCC Nominees Limited, corporate nominees or trustees such as securities companies and banks, and other entities or organisations, which are all considered as non-resident enterprise shareholders), the Company will distribute the dividend after deducting corporate income tax of 10%.

10.	TRADE RECEIVABLES

The credit terms of the Group are generally within 30 days after the delivery of oil and gas. Payment in advance or collateral may be required from customers, depending on credit rating. Trade receivables are non-interest bearing.

All customers have good credit quality with good repayment history and no significant receivables are past due. As at 31 December 2018 and 31 December 2017, the age of substantially all the trade receivables was within one year.

11.	TRADE AND ACCRUED PAYABLES

As at 31 December 2018 and 2017, substantially all the trade and accrued payables were aged within six months. The trade and accrued payables are non-interest bearing.

12.	LOANS AND BORROWINGS

The details of notes issued during the period ended 31 December 2018 are as follows:

Issued by	Maturity	Coupon Rate	Principle Amount USD million
CNOOC Finance (2015) U.S.A. LLC	Due in 2023	3.75%	450
CNOOC Finance (2015) U.S.A. LLC	Due in 2028	4.375%	1,000

The details of notes repaid during the period ended 31 December 2018 are as follows:

Issued by	Maturity	Coupon Rate	Principle Amount USD million
CNOOC Finance (2013) Limited	Matured in 2018	1.750%	750

13.	SHARE CAPITAL

	Number of shares	Issued share capital equivalent of RMB million

Issued and fully paid:
Ordinary shares with no par value as at 1 January 2017, as at 31 December 2017 and as at 31 December 2018	44,647,455,984	43,081

14.	SUBSEQUENT EVENTS

The Group has no significant subsequent events needed to be disclosed.

MANAGEMENT’S DISCUSSION AND ANALYSIS

DEVELOPMENT STRATEGY

As one of the largest independent oil and gas exploration and production companies, we mainly engage in the exploration, development, production and sales of oil and natural gas. The principal components of our strategy are as follows:

Focus on reserve and production growth

As an upstream company specializing in the exploration, development, production and sales of oil and natural gas, we consider reserve and production growth as our top priorities. We plan to increase our reserves and production through drill bits and value-driven acquisitions. We will continue to concentrate our independent exploration efforts on major operating areas, especially offshore China. In the meantime, we will continue to cooperate with our partners through production sharing contracts to lower capital requirements and exploration risks.

We increase our production primarily through the development of proved undeveloped reserves. As of 31 December 2018, approximately 58.0% of our proved reserves were classified as proved undeveloped, which provides a solid resource base for maintaining increasing production in the future.

Develop natural gas business

We will continue to develop the natural gas market, and continue to explore and develop natural gas fields. In the event that we invest in businesses and geographic areas where we have limited experience and expertise, we plan to structure our investments in the form of alliances or partnerships with partners possessing the relevant experience and expertise.

The Company adopts the low-carbon development concept and proactively expands the natural gas business. In 2018, Bozhong 19-6 gas field was successfully appraised and proved to contain proved in-place volume of condensate over 100 million cubic meters and natural gas over 100 billion cubic meters. In addition, Lingshui 17-2 gas field, the first self-operated major deep-water natural gas field discovery in offshore China, entered into its development and construction stage. The project is expected to effectively promote the development of deep-water natural gas in the South China Sea and will be an important growth driver for natural gas production of the Company in the future.

Maintain a prudent financial policy

We will continue to maintain our prudent financial policy. As an essential part of our corporate culture, we continue to promote cost consciousness among both our management team and employees. Also, in our performance evaluation system, cost control has been one of the most important key performance indicators.

In 2018, we continued our efforts to lower costs and enhance efficiency through innovation in technology and management. All-in cost decreased for the fifth consecutive year. Under the environment of oil price fluctuations, we attached more importance to cash flow management and maintained a healthy financial position.

2018 OVERVIEW

In 2018, the momentum of world economic growth slowed down, and challenges and variables continued to increase. As tax cuts and fiscal expansion stimulated demand, the US economy expanded rapidly. The Eurozone economy also continued to improve, with its growth slowing down. In 2018, the Chinese economy was steady and moved in the right direction on the whole, with GDP growing by approximately 6.6%.

International oil prices fluctuated and fell sharply after a rebound in 2018. In the beginning of the year, as a result of OPEC’s effective implementation of their obligations under a production cut agreement and US sanctions on Iran and other countries, international oil prices fluctuated and eventually picked up, reaching the year’s record high in October. Thereafter, with concerns about the lacking of supply and demand, international oil prices began to fall, and the sharp drop in global stock markets further exacerbated the decline in oil prices. In 2018, the WTI crude oil price averaged US$64.95 per barrel, representing a year-on-year increase of 27.9%, while the Brent crude oil price averaged at US$71.69 per barrel, representing a year-on-year increase of 30.9%.

In 2018, the Company realized a net production of 475 million BOE, which achieved the annual production target. In terms of exploration, the Company made breakthroughs domestically and overseas, consolidating its resources base for sustainable development. Key projects both in China and overseas progressed smoothly. The performance of HSE maintained stable.

The Company maintained a solid financial condition in 2018. Oil and gas sales were RMB185,872 million (US$28,076.9 million, with the exchange rates applicable for 2018 at US$1=RMB6.6201), representing an increase of 22.4% over the previous year. Net profit was RMB52,688 million (US$7,958.8 million), representing a significant increase over the previous year.

As at 31 December 2018, the Company’s basic and diluted earnings per share were RMB1.18 and RMB1.18, respectively. The board of directors has recommended the payment of a final dividend of HK$0.40 per share (tax inclusive).

Looking ahead to 2019, the growth of the global economy is under pressure, and international oil prices will still be subject to many uncertainties amid a general rebound. The external operating environment is likely to remain challenging. To this end, the Company further strengthened its operating strategies, which mainly include: steadily increasing oil and gas reserve and production levels, promoting high-quality development, improving core business enhancement with digital transformation, maintaining prudent financial policy and investment decision-making, and pursuing a green, low-carbon and environmentally-friendly development model. The Company will remain confident and calmly deal with the challenges to meet its production and operational targets.

FINANCIAL RESULTS

Consolidated net profit

Our consolidated net profit increased 113.5% to RMB52,688 million (US$7,958.8million) in 2018 from RMB24,677 million in 2017, primarily as a result of the increase in profitability under the higher international oil price environment, at the same time, the cost control through taking efficient measures brings about the increase in profitability.

Revenues

Our oil and gas sales, realized prices and sales volume in 2018 are as follows:

			Change
	2018	2017	Amount	%

Oil and gas sales (RMB million)	185,872	151,888	33,984	22.4%
Crude and liquids	165,939	135,256	30,683	22.7%
Natural gas	19,933	16,632	3,301	19.8%
Sales volume (million BOE)*	453.4	452.4	1.0	0.2%
Crude and liquids (million barrels)	372.9	380.1	(7.2)	(1.9%)
Natural gas (bcf)	469.9	421.5	48.4	11.5%
Realized prices
Crude and liquids (US$/barrel)	67.22	52.65	14.57	27.7%
Natural gas (US$/mcf)	6.41	5.84	0.57	9.8%
Net production (million BOE)	475.0	470.2	4.8	1.0%
China	309.0	302.8	6.2	2.0%
Overseas	166.0	167.4	(1.4)	(0.8%)

*	Excluding our interest in equity-accounted investees.

In 2018, our net production was 475.0 million BOE (including our interest in equity-accounted investees), representing an increase of 1.0% from 470.2 million BOE in 2017. The increase in crude and liquids sales was primarily due to higher international oil price in 2018. The increase in natural gas sales was primarily due to the gradual release of production capacity of high-priced gas fields arising from natural gas demand growth in China, which pulled up the gas price and sales volume simultaneously.

Operating expenses

Our operating expenses decreased 0.1% to RMB24,251 million (US$3,663.2 million) in 2018 from RMB24,282 million in 2017, the operating expenses per BOE decreased 0.4% to RMB53.4 (US$8.07) per BOE in 2018 from RMB53.6 (US$7.93) per BOE in 2017. Operating expenses per BOE offshore China decreased 2.0% to RMB48.2 (US$7.28) per BOE in 2018 from RMB49.2 (US$7.29) per BOE in 2017. Overseas operating expenses per BOE increased 3.4% to RMB64.5 (US$9.74) per BOE in 2018 from RMB62.4 (US$9.23) per BOE in 2017. Through refined management, strict costs control and enhancing conservation, our operating expenses per BOE remained stable.

Taxes other than income tax

Our taxes other than income tax increased 26.6% to RMB9,127 million (US$1,378.7 million) in 2018 from RMB7,210 million in 2017, mainly due to the increase in oil and gas sales.

Exploration expenses

Our exploration expenses increased 87.8% to RMB12,924 million (US$1,952.2 million) in 2018 from RMB6,881 million in 2017, mainly because of impairment provision RMB5,387 million related to certain exploration and evaluation assets in North America, resulting from its further development uncertainty.

Depreciation, depletion and amortization

Our total depreciation, depletion and amortization decreased 17.3% to RMB50,640 million (US$7,649.4 million) in 2018 from RMB61,257 million in 2017.

The dismantlement-related depreciation, depletion and amortization costs increased 237.6% to RMB1,293 million (US$195.4 million) in 2018 from RMB383 million in 2017. Our average dismantling costs per BOE increased 235.3% to RMB2.85 (US$0.43) per BOE in 2018 from RMB0.85 (US$0.13) per BOE in 2017, primarily due to the increase of the present value of asset retirement obligations brought by the decrease of US bond interest rate in the international market.

Our depreciation, depletion and amortization, excluding the dismantlement-related depreciation, depletion and amortization, decreased 18.9% to RMB49,347 million (US$7,454.1 million) in 2018 from RMB60,874 million in 2017. Our average depreciation, depletion and amortization per BOE, excluding the dismantlement-related depreciation, depletion and amortization, decreased 19.1% to RMB108.7 (US$16.42) per BOE in 2018 from RMB134.4 (US$19.89) per BOE in 2017, primarily due to the increase of reserve by optimizing the development plan of producing oil and gas fields to control natural decline and improve production performance.

Impairment and provision

Our impairment and provision decreased 93.8% to RMB567 million (US$85.6 million) in 2018 from RMB9,130 million in 2017. The vast majority of impairment and provision in 2018 was related to raw material inventory provision, while RMB8,639 million of oil and gas assets impairment was recognized in 2017.

Selling and administrative expenses

Our selling and administrative expenses increased 6.2% to RMB7,286 million (US$1,100.6 million) in 2018 from RMB6,861 million in 2017. Our selling and administrative expenses per BOE increased 5.9% to RMB16.05 (US$2.43) per BOE in 2018 from RMB15.15 (US$2.24) per BOE in 2017, due to the increase of scientific research expenses, arising from the active implementation of the “innovation-driven” strategy, the reform of science and technology system, which increase in the technological investment.

Finance costs/Interest income

Our finance costs were RMB5,037 million (US$760.9 million) in 2018 and in line with RMB5,044 million in 2017. Our interest income increased 21.9% to RMB796 million (US$120.2 million) in 2018 from RMB653 million in 2017, primarily due to the higher proportion of long-term deposits in China.

Exchange losses/gains, net

Our net exchange losses changed to RMB141 million (US$21.3 million) in 2018, while there was net exchange gains of RMB356 million in 2017, primarily arising from RMB fluctuation against the US dollars and Hong Kong dollars.

Investment income

Our investment income increased 53.0% to RMB3,685 million (US$556.6 million) in 2018 from RMB2,409 million in 2017, primarily attributable to the higher interest rates and increased average stock of corporate wealth management products.

Share of losses/profits of associates and a joint venture

Our share of losses of associates and a joint venture changed to RMB5,187 million (US$783.5 million) in 2018, while in 2017 our shared profits was RMB855 million, mainly due to depreciation of the value of the assets in Argentina owned by the joint venture, BC ENERGY INVESTMENTS CORP., as a result of the huge depreciation of the Argentina peso against the U.S. dollar and the sharp increase of interest rate.

Income tax expense

Our income tax expense increased 92.5% to RMB22,489 million (US$3,397.1 million) in 2018 from RMB11,680 million in 2017, mainly because our overall profitability increased in 2018.

Capital Resources and Liquidity

Overview

Our primary source of cash during 2018 was cash flows from operating activities. We used cash primarily to fund capital expenditure and dividends. The changes are as follows:

	2018		2017	Change
	RMB million	US$ million	RMB million	RMB million	%

Generated from operating activities	123,883	18,713.2	94,734	29,149	30.8%
Used in investing activities	(94,861)	(14,329.2)	(64,411)	(30,450)	47.3%
Used in financing activities	(27,370)	(4,134.4)	(31,271)	3,901	(12.5%)

Cash generated from operating activities

The cash inflow from operating activities increased 30.8% to RMB123,883 million (US$18,713.2 million) in 2018 from RMB94,734 million in 2017, primarily attributable to the increase in oil and gas sales cash inflows caused by the increase of international oil price for the current period.

Cash used in investing activities

In 2018, our capital expenditure payment increased 5.6% to RMB50,411 million (US$7,614.8 million) from 2017. Our development expenditures in 2018 were primarily related to the capital expenditure of OML130 project, Iraq technical service contract project, deep-water Gulf of Mexico and shale oil and gas in U.S., as well as the expenses incurred for improving recovery factors of the oil and gas fields in producing. The Company had no significant acquisition during the year.

In addition, our cash used in investing activities was also attributable to the purchase of corporate wealth management products and money market funds of RMB178,100 million (US$26,902.9 million). Our cash generated from investing activities was mainly from the proceeds from the sales of corporate wealth management products and money market funds in the amount of RMB127,903 million (US$19,320.4 million), and the decrease in our time deposits with maturity over three months in the amount of RMB1,620 million (US$244.7 million).

Cash used in financing activities

In 2018, the net cash outflow from financing activities was mainly due to the repayment of bank loans of RMB5,888 million (US$889.4 million), repayment of guaranteed notes of RMB4,976 million (US$750.0 million) and the payment of dividends of RMB23,523 million (US$3,553.3 million), partially offset by the issuance of guaranteed notes of RMB9,952 million (US$1,450.0 million) and the proceeds of bank loans of RMB2,212 million (US$334.1 million).

At the end of 2018, our total interest-bearing outstanding debt was RMB139,521 million (US$21,075.4 million), compared to RMB132,250 million at the end of 2017. The increase in debt in 2018 was primarily attributable to the issuance of guaranteed notes and impact of changes in the exchange rate of the US dollar and RMB. Our gearing ratio, which is defined as interest-bearing debts divided by the sum of interest-bearing debts plus equity, was 25.1%, lower than that of 25.8% in 2017. The main reason was the increased scale of equity.

Capital Expenditure

The following table sets forth the Company’s actual capital expenditure on an accrual basis for the periods indicated.

	Year ended 31 December
	2016	2017	2018
	(RMB million)
China
Development	15,048	16,762	26,212
Exploration	6,205	7,978	9,995

Subtotal	21,253	24,740	36,207

Overseas
Development	24,516	21,891	23,564
Exploration	2,964	3,085	2,331

Subtotal	27,480	24,976	25,895

Total	48,733	49,716	62,102

Note: Capitalized interests for 2016, 2017 and 2018 were RMB1,430 million, RMB2,495 million and RMB2,838 million, respectively.

OTHERS

Employees

As of 31 December 2018, the Company had 14,965 employees in China, 3,138 employees overseas and 209 contracted employees.

Since 4 February 2001, the Company has adopted 4 stock option plans that were applicable to directors, senior management members and other qualified beneficiaries and has granted options thereafter to directors, senior management members and other qualified beneficiaries in accordance with each stock option plan.

The Company has set up a recruitment system that is primarily market driven, and has adopted a more appropriate remuneration structure.

CHARGES ON ASSETS

CNOOC NWS Private Limited, a wholly-owned subsidiary of the Group, together with the other joint venture partners and the operator of the NWS Project, signed a Deed of Cross Charge and an Extended Deed of Cross Charge whereby certain liabilities incurred or to be incurred, if any, by the Company in respect of the NWS Project are secured by its interest in the NWS Project.

CONTINGENCIES

As a Chinese Resident Enterprise, the Company may be liable to pay taxes on the deemed interest income for the funding provided to its overseas subsidiaries starting from 1 January 2008. The Company has prepared contemporaneous documentation in accordance with applicable PRC tax laws and regulations and is currently awaiting confirmation from its local tax authority.

The Group is subject to tax in numerous jurisdictions around the world. There are audits in progress and items under review. Difference in positions taken by taxation authorities over the interpretation and application of tax laws and regulations may increase the Group’s tax liability. Management of the Company has assessed the possible future outcome of matters that are currently under dispute. Management of the Company believes that an adequate provision for future tax liability has been included in the consolidated financial statements based on available information.

In addition to the matters mentioned above, the Group is dealing with a number of lawsuits and arbitrations that arise in the ordinary course of business. While the results of these legal proceedings cannot be ascertained at this stage, management of the Company believes these proceedings are not expected to have a material effect on the consolidated financial statements.

EXCHANGE RATE

For the purpose of this announcement, unless otherwise indicated, translations of Renminbi into US dollars for 2018 have been made at the rate of RMB6.6201 to US$1 (2017: RMB6.7592 to US$1). These translations are for the purposes of illustration only and no representation is made by the Company that any amounts in Renminbi and US dollars can be or could have been converted at the above rate or any other rates or at all.

DIVIDENDS

An interim dividend of HK$0.30 (tax inclusive) per share was declared on 23 August 2018, and paid to the shareholders of the Company on 16 October 2018.

The Board recommended a payment of a final dividend of HK$0.40 (tax inclusive) per share for the year ended 31 December 2018 payable on 10 July 2019 to all shareholders on the register of members of the Company on 14 June 2019 subject to shareholders’ approval.

WITHHOLDING AND PAYMENT OF ENTERPRISE INCOME TAX FOR NON-RESIDENT ENTERPRISES IN RESPECT OF 2018 FINAL DIVIDEND

Pursuant to the “Enterprise Income Tax Law of the People’s Republic of China”, the “Regulations on the Implementation of the Enterprise Income Tax Law of the People’s Republic of China” and the “Notice of the State Administration of Taxation on Issues about the Determination of Chinese-Controlled Enterprises Registered Abroad as Resident Enterprises on the Basis of Their Body of Actual Management”, the Company has been confirmed as a resident enterprise of People’s Republic of China (“PRC”) and the withholding and payment obligation lies with the Company. The Company is required to withhold and pay 10% enterprise income tax when it distributes the 2018 final dividend to its non-resident enterprise (as defined in the “Enterprise Income Tax Law of the People’s Republic of China”) shareholders. In respect of all shareholders whose names appear on the Company’s register of members as at 14 June 2019 who are not individual natural person (including HKSCC Nominees Limited, corporate nominees or trustees such as securities companies and banks, and other entities or organizations, which are all considered as non-resident enterprise shareholders), the Company will distribute the 2018 final dividend after deducting enterprise income tax of 10%. The Company will not withhold and pay the income tax in respect of the 2018 final dividend payable to any natural person shareholders whose names appear on the Company’s register of members as at 14 June 2019. Investors who invest in the shares in the Company listed on the Main Board of The Stock Exchange of Hong Kong Limited through the Shanghai Stock Exchange (the Shanghai-Hong Kong Stock Connect investors), and investors who invest in the shares in the Company listed on the Main Board of The Stock Exchange of Hong Kong Limited through the Shenzhen Stock Exchange (the Shenzhen-Hong Kong Stock Connect investors), are investors who hold shares through HKSCC Nominees Limited, and in accordance with the above requirements, the Company will pay to HKSCC Nominees Limited the amount of the 2018 final dividend after withholding for payment the 10% enterprise income tax.

If any resident enterprise (as defined in the “Enterprise Income Tax Law of the People’s Republic of China”) listed on the Company’s register of members which is duly incorporated in the PRC or under the laws of a foreign country (or a region) but with a PRC-based de facto management body, or any non-resident enterprise shareholder who is subject to a withholding tax rate of less than 10% pursuant to any tax treaty between the country of residence of such shareholder and the PRC or tax arrangements between the mainland of China and Hong Kong or Macau, or any other non-resident enterprise shareholder who may be entitled to a deduction or exemption of enterprise income tax in accordance with the applicable PRC rules, does not desire to have the Company withhold and pay the total amount of the said 10% enterprise income tax, it shall lodge with Hong Kong Registrars Limited documents from its governing tax authority confirming its PRC resident enterprise status, or the documents in support that a withholding tax of less than 10% is required to be paid pursuant to the above-mentioned tax treaty or arrangements, or the documents confirming its entitlement to a deduction or exemption of enterprise income tax in accordance with the applicable PRC rules at or before 4:30 p.m. on 6 June 2019.

If anyone would like to change the identity of the shareholders in the register of members, please enquire about the relevant procedures with the nominees or trustees. The Company will withhold and pay the enterprise income tax for its non-resident enterprise shareholders strictly in accordance with the relevant laws and requirements of the relevant government departments and adhere strictly to the information set out in the Company’s register of members on 14 June 2019. The Company assumes no liability whatsoever in respect of and will not entertain any claims arising from any delay in, or inaccurate determination of, the status of the shareholders at the aforesaid date or any disputes over the mechanism of withholding.

AUDIT COMMITTEE

The Audit Committee of the Company has reviewed, together with the management, the Group’s consolidated financial statements for the year ended 31 December 2018, including the accounting policies adopted by the Group and has discussed the risk management, internal control and financial reporting matters. The Audit Committee of the Company has reviewed the annual results of the Company for the year ended 31 December 2018.

This announcement has been based on the Group’s consolidated financial statements for the year ended 31 December 2018 which have been agreed with the auditors.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

Save as disclosed in this announcement, there was no purchase, sale or redemption by the Company, or any of its subsidiaries, of its listed securities during the year ended 31 December 2018.

CLOSURE OF REGISTER OF MEMBERS

The register of members of the Company will be closed from 20 May 2019 (Monday) to 23 May 2019 (Thursday) (both days inclusive), during which no transfer of shares in the Company will be registered. In order to qualify for attending the meeting, members are reminded to ensure that all instrument of transfer of shares accompanied by the relevant share certificate(s) must be lodged with the Company’s registrar, Hong Kong Registrars Limited, at Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong for registration not later than 4:30 p.m. on 17 May 2019 (Friday).

After AGM, if the resolution of final dividend was passed, the register of members of the Company will be closed from 10 June 2019 (Monday) to 14 June 2019 (Friday) (both days inclusive), during which no transfer of shares in the Company will be registered. In order to qualify for the proposed final dividends, members are reminded to ensure that all instrument of transfer of shares accompanied by the relevant share certificate(s) must be lodged with the Company’s registrar, Hong Kong Registrars Limited, at Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong for registration not later than 4:30 p.m. on 6 June 2019 (Thursday).

STATEMENT ON CORPORATE GOVERNANCE AS REQUIRED BY SECTION 303A.11 OF THE NEW YORK STOCK EXCHANGE LISTED COMPANY MANUAL

The Company is incorporated under the laws of Hong Kong and the principal trading market for the ordinary shares of the Company is The Stock Exchange of Hong Kong Limited. In addition, because the Company’s ordinary shares are registered with the United Sates Securities and Exchange Commission and are listed on the New York Stock Exchange (the “NYSE”), the Company is subject to certain corporate governance requirements of NYSE. However, many of the corporate governance rules in the NYSE Listed Company Manual (the “NYSE Standards”) do not apply to the Company as a “foreign private issuer” and the Company is permitted to follow its home country corporate governance practices in lieu of most corporate governance standards contained in the NYSE Standards. Section 303A.11 of the NYSE Listed Company Manual requires NYSE listed foreign private issuers to describe the significant differences between their corporate governance practices and the corporate governance standards applicable to U.S. domestic companies listed on the NYSE. The Company has posted a brief summary of such significant differences on its website, which may be accessed through the following web page:

http://www.cnoocltd.com/encnoocltd/gsgz/socg

COMPLIANCE WITH THE CORPORATE GOVERNANCE CODE

For the year ended 31 December 2018, the Company has complied with the provisions of the Corporate Governance Code and Corporate Governance Report (“CG Code”) as set out in Appendix 14 of the Listing Rules, except for the deviation from the code provision A.4.1 of the CG Code. The following summarises the requirement under the above-mentioned code provision A.4.1 and the reason for such deviation.

CG Code Provision A.4.1

Under CG Code provision A.4.1, non-executive directors should be appointed for a specific term and be subject to re-election.

None of the existing Independent Non-executive Directors of the Company is appointed for a specific term. This constitutes a deviation from the CG Code provision A.4.1. However, all the Directors are subject to the retirement provisions under article 97 of the Articles of Association of the Company (“Article 97”). According to Article 97, one-third of the Directors for the time being must retire from the office by rotation at each annual general meeting. The Company has observed the need for good corporate governance practices. All Independent Non-executive Directors of the Company have retired from the office by rotation and have been re-elected in the past three years. The Company considers that sufficient measures have been taken to ensure that the Company’s corporate governance practices are no less exacting than those in the CG Code.

MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS OF LISTED ISSUERS

The Company has adopted a Code of Ethics for Directors and Senior Management (“Code of Ethics”) which has incorporated the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”) as set out in Appendix 10 to the Listing Rules. All Directors have confirmed that they complied, during the year ended 31 December 2018, with the Company’s Code of Ethics and the required standards set out in the Model Code.

PUBLICATION OF ANNUAL RESULTS AND ANNUAL REPORT

The electronic version of this announcement is published on the website of The Stock Exchange of Hong Kong Limited (http://www.hkex.com.hk) and on the Company’s website (http://www.cnoocltd.com). The annual report for the year ended 31 December 2018, containing all the information required by Appendix 16 to the Listing Rules, will be dispatched to shareholders of the Company and published on the website of The Stock Exchange of Hong Kong Limited and the Company’s website in due course.

By Order of the Board
CNOOC Limited
Yang Hua
Chairman

Hong Kong, 21 March 2019

As at the date of this announcement, the Board comprises:

Executive Directors Yuan Guangyu Xu Keqiang Non-executive Directors Yang Hua (Chairman) Wang Dongjin (Vice Chairman)	Independent Non-executive Directors Chiu Sung Hong Lawrence J. Lau Tse Hau Yin, Aloysius Kevin G. Lynch

This announcement includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements regarding expected future events, business prospectus or financial results. The words “expect”, “anticipate”, “continue”, “estimate”, “objective”, “ongoing”, “may”, “will”, “project”, “should”, “believe”, “plans”, “intends” and similar expressions are intended to identify such forward-looking statements. These statements are based on assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors the Company believes are appropriate under the circumstances. However, whether actual results and developments will meet the expectations and predictions of the Company depends on a number of risks and uncertainties which could cause the actual results, performance and financial condition to differ materially from the Company’s expectations, including but not limited to those associated with fluctuations in crude oil and natural gas prices, the exploration or development activities, the capital expenditure requirements, the business strategy, whether the transactions entered into by the Group can complete on schedule pursuant to its terms and timetable or at all, the highly competitive nature of the oil and natural gas industries, the foreign operations, environmental liabilities and compliance requirements, and economic and political conditions in the People’s Republic of China. For a description of these and other risks and uncertainties, please see the documents the Company files from time to time with the United States Securities and Exchange Commission, including the Annual Report on Form 20-F filed in April of the last fiscal year. Consequently, all of the forward-looking statements made in this announcement are qualified by these cautionary statements. The Company cannot assure that the results or developments anticipated will be realised or, even if substantially realised, that they will have the expected effect on the Company, its business or operations.

Exhibit 99.2

CNOOC Limited

For Immediate Release

Reserves and Production Steadily Expanded

Net Profit Significantly Increased

(Hong Kong, March 21, 2019) - CNOOC Limited (the “Company”, SEHK: 00883, NYSE: CEO, TSX: CNU) today announced its 2018 annual results for the year ended December 31, 2018.

In 2018, CNOOC Limited expanded its oil and gas reserves and production at a steady pace, strengthened its cost control and achieved remarkable results. Total net oil and gas production of the Company achieved 475 million barrels of oil equivalent (“BOE”), successfully meeting the annual target set at the year beginning. During the year, the Company made 17 commercial discoveries and successfully appraised 17 oil and gas structures. In offshore China, multiple high quality mid-to-large size oil and gas fields, including Bozhong 19-6 and Bozhong 29-6, were successfully appraised. In overseas, 5 new world-class discoveries were made in the Stabroek block in Guyana. CNOOC Limited’s reserve replacement ratio reached 126% and its reserve life improved to 10.5 years. At the end of 2018, the net proved reserves of CNOOC Limited were 4.96 billion BOE, reaching a historic high. Therefore, the Company’s resource foundation for sustainable development in the future was further strengthened.

In 2018, the Company’s average realized oil price was US$67.22 per barrel, representing an increase of 27.7% year-over-year (YoY). The average realized natural gas price was US$6.41 per thousand cubic feet, representing an increase of 9.8% YoY. In addition, the Company’s oil and gas sales revenue was RMB185.9 billion, an increase of 22.4% YoY. The Company focused on technological and management innovation to fuel quality and efficiency enhancements, and achieved cost reduction for the fifth consecutive year. In 2018, the Company’s all-in cost decreased to US$30.39 per BOE by 6.6% YoY, and maintained its cost competitiveness. Due to higher international oil prices and improvements in cost control, the Company’s net profit increased significantly to RMB52.7 billion, representing an increase of 113.5% YoY.

During the year, the Company maintained a healthy financial position and had abundant free cash flow. The capital expenditures were RMB62.6 billion.

In 2018, the Company’s basic earnings per share was RMB1.18. The Board of Directors has proposed a year-end dividend of HK$0.40 per share (tax inclusive).

Mr. Yang Hua, Chairman of CNOOC Limited, said: “In 2018, facing the complex external environment, CNOOC Limited focused on high-quality development, and maintained strong cost competitiveness. The Company steadily expanded the oil and gas reserves and production, achieved a significant growth in net profit. In the future, the Company will continue to increase oil and gas reserves and production, actively implement low-carbon development strategies, speed up the transformation and upgrading, and continuously create value for shareholders.”

- End -

Notes to Editors:

More information about the Company is available at http://www.cnoocltd.com.

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This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements regarding expected future events, business prospectus or financial results. The words “expect”, “anticipate”, “continue”, “estimate”, “objective”, “ongoing”, “may”, “will”, “project”, “should”, “believe”, “plans”, “intends” and similar expressions are intended to identify such forward-looking statements. These statements are based on assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors the Company believes are appropriate under the circumstances. However, whether actual results and developments will meet the expectations and predictions of the Company depends on a number of risks and uncertainties which could cause the actual results, performance and financial condition to differ materially from the Company’s expectations, including but not limited to those associated with fluctuations in crude oil and natural gas prices, the exploration or development activities, the capital expenditure requirements, the business strategy, whether the transactions entered into by the Group can complete on schedule pursuant to their terms and timetable or at all, the highly competitive nature of the oil and natural gas industries, the foreign operations, environmental liabilities and compliance requirements, and economic and political conditions in the People’s Republic of China. For a description of these and other risks and uncertainties, please see the documents the Company files from time to time with the United States Securities and Exchange Commission, including the Annual Report on Form 20-F filed in April of the latest fiscal year.

Consequently, all of the forward-looking statements made in this press release are qualified by these cautionary statements. The Company cannot assure that the results or developments anticipated will be realised or, even if substantially realised, that they will have the expected effect on the Company, its business or operations.

*** *** *** ***

For further enquiries, please contact:

Ms. Jing Liu

Manager, Media & Public Relations

CNOOC Limited

Tel: +86-10-8452-3404

Fax: +86-10-8452-1441

E-mail: mr@cnooc.com.cn

Ms. Iris Wong

Hill+Knowlton Strategies Asia

Tel: +852-2894 6263

Fax: +852-2576 1990

E-mail: cnooc@hkstrategies.com